

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 21, 2007

Mr. Lindsay Hall
Chief Financial Officer
Goldcorp Inc.
666 Burrard Street, Suite 3400
Vancouver, British Columbia V6C 2X8

> **Re: Goldcorp Inc.**
> **Response Letter Dated September 13, 2007**
> **File No. 001-12970**

Dear Mr. Hall:

We have reviewed your response letter and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2006

20. Reconciliation to United States Generally Accepted Accounting Principles, page 35

General

1.   We note from your response to the first bullet point in prior comment number one that your definition of a mine includes "any operation or activity incidental thereto." Please clarify for us in more detail what you mean by this statement. In addition, please expand upon your response to explain how you define a mine for purposes of complying with EITF 04-6, or more specifically, for the purposes of determining the commencement of the production stage and also for the purpose of accounting for stripping costs.

2.   We note from your response to the second bullet point in prior comment number one that drilling and related costs you incur to convert measured, indicated and inferred resources to reserves within the boundary of a known mineral deposit supported by a geological model are capitalized. Based on your proposed disclosure, it appears that drilling expenditures you incur at a producing mine to define and delineate residual mineral deposits that have not been classified as proven and probable reserves are capitalized. As there appears to be diversity in practice regarding the accounting treatment for such costs within the mining industry, as you highlight within your response, please expand your accounting policy disclosures to address the items below:

- Expand your accounting policy for exploration and development costs to address the criteria you use to determine whether or not a drilling expenditure represents an exploration cost or a development cost.

- Please indicate, if true, that your accounting for drilling costs depends upon whether or not at the time the cost is incurred, the expenditure:

  o   Embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflows;

  o   You can obtain the benefit and control others access to it, and,

  o   The transaction or event giving rise to your right to or control of the benefit has already occurred.

- Expand your accounting policy to explain how you determine whether or not you have met the above criteria.

- Clarify, if true, how the stage of mine development impacts whether or not an expenditure represents and asset.

- Disclose the amount of drilling costs capitalized that were incurred to convert mineral resources to reserves at properties that are either in the production or development stage capitalized as of your most recent balance sheet and each year a statement of operations is reported.

(k) Deferred stripping costs, page 42

3.   We note your response to prior comment number two that "pre-stripping" activities were not applicable to your operations for the year ended December 31, 2006. Due to the diversity in practice, in the event that you do encounter a

situation in the future wherein you will need to remove the initial overburden of newly created pits within close proximity to producing pits, please expand your footnote disclosure to address the following,:

- Discuss the criteria you use to determine whether or not stripping associated with the second and subsequent pits should be capitalized or expensed.

- Address the criteria and factors considered in determining whether a mine is considered separate or integrated.

- Disclose that diversity in practice exists within the mining industry regarding what represents production stage stripping and how a mine is defined under EITF 04-6.

- Disclose that some industry participants expense initial stripping costs associated with subsequent pits within a mine.

- If applicable, disclose the amounts of related costs that were capitalized as of the dates of each balance sheet presented. Also provide disclosure of the changes in the amounts capitalized for each financial statement period presented.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments

You may contact Jennifer O'Brien at (202) 551-3721, or in her absence, Kevin Stertzel, at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief